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| FORM 3 |          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

      Berkshire Hathaway Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       1440 Kiewit Plaza
    ----------------------------------------------------------------------------
                                   (Street)

       Omaha                        Nebraska                         68131
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)          June 19, 2000
                                                                --------------

3.  IRS Identification Number of Reporting Person if an entity
    (voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Justin Industries, Inc. (JSTN)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

         Form Filed by One Reporting Person
    ----
      X  Form filed by More than One Reporting Person
    ----

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock               0*                 N/A*               N/A*
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                   *See footnote (1) below.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
N/A
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
Explanation of Responses:

(1) In connection with the offer by J Acquisition Corp., a Texas corporation ("Purchaser") and wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), to purchase all of the outstanding shares of common stock of Justin Industries, Inc., a Texas corporation (the "Company"), Purchaser, Berkshire, John S. Justin, Jr., the John S. Justin, Jr. Charitable Remainder Trust under Agreement dated October 12, 1992 and the John and Jane Justin Charitable Remainder Unitrust under Agreement dated June 20, 1998 entered into a Stockholders Agreement, dated June 19, 2000. As a result of the Stockholders Agreement, Purchaser, Berkshire and Warren E. Buffett, who may be deemed to control Berkshire, may be deemed beneficial owners, for purposes of determining status as a 10% holder, of the 5,104,780 shares of the Company's common stock owned by John S. Justin, Jr. and the two trusts. Purchaser and Berkshire do not presently have any pecuniary interest in these shares of common stock. The Stockholders Agreement and transactions contemplated by it have been previously disclosed in the Offer to Purchase filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Berkshire and Purchaser on June 27, 2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                See attached signature page      June 29, 2000
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                             Joint Filer Information
                             -----------------------


--------------------------------------------------------------------------------------------- --------------------------------------

Name:         J Acquisition Corp.                                          Name:          Warren E. Buffett
Address:      1440 Kiewit Plaza                                            Address:       1440 Kiewit Plaza
              Omaha, Nebraska  68131                                                      Omaha, Nebraska  68131
Designated Filer:   Berkshire Hathaway Inc.                                Designated Filer:  Berkshire Hathaway Inc.
Issuer and Ticker Symbol:   Justin Industries, Inc. (JSTN)                 Issuer and Ticker Symbol:  Justin Industries, Inc. (JSTN)
Date of Event Requiring Statement:   June 19, 2000                         Date of Event Requiring Statement:  June 19, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                        Signatures of Reporting Persons
                        -------------------------------

 Berkshire Hathaway Inc.

 /s/ Marc D. Hamburg                                /s/ Warren E. Buffett
 -----------------------                            ------------------------
 By:  Marc D. Hamburg                               Warren E. Buffett
 Its: Vice President and Chief Financial
      Officer



 J Acquisition Corp.

 /s/ Marc D. Hamburg
 -----------------------
 By:  Marc D. Hamburg
 Its: Vice President